News Release

Burcon Receives Co-Investment from Protein Industries Canada to Develop Food-Grade High Purity Proteins from Sunflower Seeds

Vancouver, British Columbia, April 7, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to announce that it has received a co-investment from Proteins Industries Canada for the development of high-quality protein ingredients from sunflower seeds.

The $1 million project will see Burcon partnering with Pristine Gourmet, a processor of 100% pure Canadian non-GMO cold pressed virgin oils, to further develop Burcon's novel process for the production of sunflower protein ingredients.  Premium sunflower protein isolate, that contains greater than 90% protein purity and have exceptional taste and functionality, has the potential of setting a new benchmark in the growing plant-based ingredients market. Leveraging Burcon's core protein extraction and purification platform, the project intends to fine-tune and scale up an economical extraction and isolation process arising from the by-product (pressed cake) of sunflower oil production.

"Sunflower protein checks all the boxes as an ideal source of plant-based protein," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding, "With this investment, Burcon and Pristine Gourmet can accelerate the development of value-added premium protein ingredients coming from a by-product normally used as animal feed."

Protein Industries Canada's co-investment further supports Canadian innovation in the development of cutting-edge food technologies and patent-pending processes to develop products that are unique in the global plant-based protein marketplace.

"Canada's plant-based food and ingredients sector has seen tremendous growth over the past several years, thanks largely to the innovation shown by our entrepreneurs and researchers," Protein Industries Canada CEO Bill Greuel said. "The development of new ingredients, processing technologies and food products is key to seeing this growth continue. As our companies work together to bring these developments from idea to full-scale implementation, Canadians can look forward to a strengthened economy, new healthy and sustainable options on grocery store shelves, and an increased ability to meet the growing global demand for plant-based protein."

Sunflower protein ingredients are naturally non-GMO, have a favourable taste profile, low allergenicity, are particularly label-friendly, and easily understood and accepted by consumers.  As the world's third largest oilseed crop, behind soy and canola, sunflower seed has significant potential to be a major source of protein within the plant-based food revolution.  Sunflower seed proteins produced using Burcon's extraction technology exhibit unique and potentially valuable functional characteristics as well as a nutritional profile similar to that of canola protein.  Unlocking the potential of protein present in sunflower seed for mainstream food ingredient applications could mean that we would be unlocking vast quantities of novel plant protein worldwide.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM